UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Appointment of Chief Financial Officer

On May 20, 2026, the Board of Directors (the “Board”) of Blue Gold Limited (“Blue Gold” or the “Company”) appointed James F. Samuelson as Chief Financial Officer (principal accounting and principal financial officer) of the Company, effective as of June 1, 2026 (the “Effective Date”). Mr. Samuelson will succeed Lorenz Werndle, who is stepping down from his current position as Chief Financial Officer of the Company.

James Samuelson, age 56, was appointed Chief Financial Officer of Blue Gold on June 1, 2026.  Since June 2016, Mr. Samuelson operated as an independent consultant to multiple public and private companies providing expert guidance relating to equity and debt financings and acquisition transactions, among other things.  Notably, in this role, Mr. Samuelson supervised the uplisting of a company to the Nasdaq Capital Market, completed multiple acquisitions, and provided significant support to the management team regarding SEC filings and compliance, audits and financings.  From January 2006 to June 2016, Mr. Samuelson served as CEO and President of Mid-America Renewable Fuels, Inc., a privately held company engaged in the development and acquisition of renewable energy facilities. Prior to 2006, Mr. Samuelson served as the Chief Financial Officer and member of the board of directors of a publicly traded technology company headquartered in Berlin, Germany and worked as an investment banker in Paris, France and Vienna, Austria. Mr. Samuelson received a B.S.B.A. and a MBA, both from Creighton University.

In connection with his appointment as Chief Financial Officer, Blue Gold One, LLC, a subsidiary of the Company entered into an offer letter with Mr. Samuelson on May 15, 2026 (the “Offer Letter”). The Offer Letter provides for Mr. Samuelson’s at-will employment as the Chief Financial Officer of the Company. Pursuant to the Offer Letter, Mr. Samuelson will receive an annual base salary of $250,000 per year. Mr. Samuelson will also be eligible to receive an annual performance-based bonus subject to achievement of agreed operational and strategic targets, provided that Mr. Samuelson is actively employed on the applicable payment date (unless otherwise determined by the Company), and to participate in the Company’s employee benefit plans and programs in accordance with the terms and conditions of the applicable plans and programs. Such annual performance-based bonus will either be in the form of a stock bonus award vesting on the one-year anniversary of the performance year to which it relates, or in cash, at the Company’s sole discretion. In the event of the Company terminating Mr. Samuelson’s employment other than for cause, Mr. Samuelson will be entitled to three months’ base salary, payable in accordance with the Company’s regular payroll practices. In addition, if the Company materially breaches the Offer Letter and fails to cure such breach within 30 days of receiving notice from Mr. Samuelson, Mr. Samuelson will be entitled to terminate the Offer Letter for cause and receive three months’ base salary.

The Offer Letter also provides for the grant of 250,000 Class A ordinary shares (the “Initial Grant”), which Initial Grant is subject to the approval by the Board and will be granted pursuant to the terms of the Company’s 2025 Equity Incentive Plan (the “Plan”), and will be granted at a quarterly rate of 20,833 per quarter, subject to the Company’s withholding from each quarterly grant sufficient Class A ordinary shares to cover applicable taxes, starting on the date that is three months after the Effective Date and continuing until the third anniversary of the Effective Date. Mr. Samuelson will also be eligible for an annual long-term incentive plan option grant in the amount of 50% of his annual base salary, which option shall will be made following the Company’s fiscal year end and vest annually over 3 years in equal annual installments.

The Company and Mr. Samuelson also entered into the Company’s standard form indemnity agreement, previously adopted and disclosed by the Company and filed as Exhibit 4.24 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on July 1, 2025, and Confidential Information and Inventions Assignment Agreement. The indemnification agreement, among other things, requires the Company to indemnify Mr. Samuelson for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in certain actions or proceedings arising out of his services as an officer of the Company.

Other than the foregoing, Mr. Samuelson is not party to any arrangement or understanding with any other pursuant to which he was appointed as an officer, nor is he party to any transactions required to be disclosed pursuant to Item 7.B of Form 20-F involving the Company. There are no family relationships between Mr. Samuelson and any of the Company’s directors or executive officers.

The foregoing description of the Offer Letter is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 20-F for the fiscal year ending December 31, 2026.

Chief Financial Officer Transition

Lorenz Werndle, the Company’s current Chief Financial Officer, will remain with the Company in his current role until the Effective Date, following which he will remain with the Company through June 24, 2026 to assist with the transition. Mr. Werndle’s transition is unrelated to the Company’s financial results or any disagreement with the Company over its accounting principles, practices or financial disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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